

January 24, 2012

<u>Via E-mail</u>
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 10, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated November 8, 2011 in which you indicate that you have submitted copies of various graphics and photographs in .jpg format. We are unable to locate this material and we therefore reissue our prior comment. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note your response to comment 7 and your analysis regarding prior programs. Please provide us a summary of any equity financing used by Wheeler Interests in the last 10 years to fund property investments. The analysis should address, among other things, the investment rights of any third-party equity investors. We may have further comment.

3.   We note your response to comment 20 of our letter dated November 8, 2011 in which you indicate that the annualized rent does not reflect the impact of tenant concessions. Please replace or accompany your rent per leased square foot data with effective rent per leased square foot.

Formation Transactions, page 5

4.   We have reviewed your response to comment 5. Please tell us, and disclose in your next amendment, how you determined that each of the 9 properties you will own after completion of the formation transactions is currently controlled by Jon Wheeler. The method by which Jon Wheeler controls each property is not clear. In your response, please provide additional details about the agreements referenced in your response, between Jon Wheeler and the Ownership Entities. Additionally, if there is a written agreement between the members obligating them to act together, please provide us with a copy of that agreement.

5.   We have reviewed your response to comment 5. Please tell us how you have determined that the contingent consideration be paid or received for the Amscot Building, Monarch Bank and Riversedge North properties should be accounted for as equity, rather than a liability. We note that it appears the variable the contingent consideration will be determined by is the value of the asset, not the value of the units to be exchanged. Refer to ASC 805-30-35-1B and 480-10-25-14B.

Distribution Policy, page 40

6.   Please provide us a copy of the contract pursuant to which Mr. Wheeler has agreed to subordinate his rights to distributions. Please advise us why you determined that the contract should not be filed as an exhibit.

7.   Please substantially revise the distribution table to reflect the estimated cash available for distribution for the 12 month period after the date of the financial statements included in the registration statement. The table should be anchored by historical pro forma net income and should only include adjustments for which you are able to demonstrate a reasonable basis. In addition, please confirm the projected initial distribution includes the subordinated distribution, and please disclose that it assumes a 7% yield.

Selected Financial Data, page 45

8.   Please include a cross-reference in footnote two to the discussion of FFO on page 52.

Management's Discussion and Analysis of Financial Condition…, page 46

Liquidity and Capital Resources, page 56

9. Please provide all disclosures required by Item 10(b) of Regulation S-K for any projections. Additionally, please revise the name of the measure projected net operating income, as the measure excludes many items that are included in net operating income. If you choose to project a non-GAAP financial measure, please also include the disclosures required by Item 10(e) of Regulation S-K.

Future Liquidity Needs, page 58

10. Please remove the duplicated disclosure regarding your estimated distribution and include disclosure regarding your anticipated liquidity needs based on your acquisition strategy, existing property capital expenditure plans, anticipated debt principal and interest payments, and other anticipated cash needs.

Recent Leasing Activity, page 79

11. Please quantify the weighted average lease spreads on renewals.

1. Basis of Presentation, page F-4

12. Please revise your pro forma financial statements to reflect only the minimum offering scenario, as you are conducting a best-efforts offering.

2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2011, page F-4

13. Please tell us why the conversion of 126,250 shares of preferred stock to common stock will generate $505,000 in cash. We note from page 57 that you received $505,000 on September 4, 2011, from the sale of these preferred shares.

Item 33. Recent Sales of Unregistered Securities, page II-1

14. Please include the private placement of warrants that will occur in connection with this offering.

Exhibit 5

15. Assumption #5 in both the legal and tax opinions is too broad. Please direct counsel to revise the assumption to specify a particular provision(s) of the charter.

Exhibit 8

16.   Please direct counsel to revise the penultimate paragraph to remove the language stating that the opinion is "solely" for the use of the addressee, as this suggests that it may not be relied upon by investors in the offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordan, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Via E-mail